January 4, 2007

Correspondence filed Via Edgar

and Via Telefax (202) 772-9369

Ms. April Sifford

Branch Chief

United States Securities & Exchange Commission

Division of Corporation Finance,

Washington, D.C.  20549-7010

Re:

Bronx Ventures Inc. (the “company”)

Form 20-F for the fiscal year ended December 31, 2005

Filed June 28, 2006

Commission File No.: 0-16353

Dear Ms. Sifford:

Reference is made to your letter dated December 29, 2006.

Kindly be advised that the undersigned shall be traveling out of the country and, as a result of which, the undersigned shall be away from the office commencing on January 5, 2007 up to and including January 19, 2007.  Any response from yourselves which the company may receive during the aforementioned period will be addressed by the company during the week of January 22, 2007 as the undersigned will be back in the office on Monday, January 22, 2007.

Form 20-F for the fiscal year ended December 31, 2005

Securities of a Related Company, page 15

1.

The number of Las Vegas From Home.com Entertainment Inc. (“LVFH”) shares held by the company at 2004 year-end should be 1,642,500 rather than 489,500.  The difference of 1,153,000 is due to a sale that was recorded in January 2005.

The balance of LVFH shares held by the company at its 2003 year end of 4,000,000 is correct. Those LVFH shares were sold on 1/20/04 and 2/12/04 and on 1/20/04 the company acquired 1,250,000 and on 2/12/04 acquired 2,750,000 bringing the balance of LVFH shares held back to 4,000,000.

In our humble opinion, a revision to the 20-F is not warranted as the amounts in the financial statements are correct.

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, V6E 2V1

Tel: (604) 681-1519  Fax: (604) 681-9428

Website: www.bronxventures.com

Email: info@bronxventures.com

Ms. April Sifford, Branch Chief

Corporation Finance, US SEC
January 4, 2007

Summary of Quarterly Results, page 22

2.

In our humble opinion, the company has adequately disclosed the results of its operations in Item 5.A. commencing from page 16 up to and including page 20.  The summary of quarterly results which appears in Item 5.A. commencing on page 21 up to and including page 24 were included in the company’s annual report as additional disclosure by the company even though this additional disclosure was not a requirement according to our understanding of the instructions.  Furthermore, the reason why we have not discussed the results in relation to our mining operations is because currently we do not have any mining operations that generate any revenues as all our mining properties are in the early exploration stages and are without any proven ore bodies.  However, the company is prepared to remove this additional disclosure should you wish us to do so.

Exhibits, page 51

3.

Smythe Ratcliffe, Chartered Accountants, the company’s auditor, has addressed this item in their letter dated January 4, 2007, which is attached herewith for your perusal.

Balance Sheets, page 56

4.

The company’s principal business is in mineral exploration.  The company should not be considered an investment company as defined in the Investment Company Act of 1940 (“1940 Act”) for holding marketable securities during the subject fiscal years.  It is important to note that the marketable securities which the company has held during the subject fiscal periods are mainly those in the share capital of a related company, namely Las Vegas From Home.com Entertainment Inc. (“LVFH”), with which entity the company had an investment in the three card games Software.  Subsequently, as a result of the sale of the company’s investment in the three card games Software, the bulk of the LVFH securities were acquired by the company as payment by LVFH, in lieu of cash, for the purchase by LVFH of the company’s investment in the three card games Software.

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, V6E 2V1

Tel: (604) 681-1519  Fax: (604) 681-9428

Website: www.bronxventures.com

Email: info@bronxventures.com

Ms. April Sifford, Branch Chief

Corporation Finance, US SEC
January 4, 2007

Statements of Operations and Deficit, page 57

5.

Smythe Ratcliffe, Chartered Accountants, the company’s auditor, has addressed this item in their letter dated January 4, 2007, which is attached herewith for your perusal.

6.

Smythe Ratcliffe, Chartered Accountants, the company’s auditor, has addressed this item in their letter dated January 4, 2007, which is attached herewith for your perusal.

Exhibit 31.1 Certification, page 85

7.

Please find attached herewith a blacklined and clean copy of the required certification that has been duly signed by the undersigned.

In view of the aforementioned, and taking into consideration that there are no factual inaccuracies contained in the company’s annual report, please let us know whether you still require the company to submit a revised annual report on Form 20-F for 2005.

In closing this letter we confirm that:-

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

BRONX VENTURES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President, CEO and CFO

BK/pk

Cc: Smythe Ratcliffe, Chartered Accountant

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, V6E 2V1

Tel: (604) 681-1519  Fax: (604) 681-9428

Website: www.bronxventures.com

Email: info@bronxventures.com